UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Charlotte Russe Holding, Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

161048103

(CUSIP Number)

KarpReilly Capital Partners, L.P.

Attn: William P. Logan

104 Field Point Road

Greenwich, CT 06830

Tel. 203-504-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 161048103

1	Name of Reporting Person. KarpReilly Capital Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 1,172,162
9 Sole Dispositive Power -0-
10 Shared Dispositive Power 1,172,162

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,172,162
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 5.62%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 161048103

1	Name of Reporting Person. KarpReilly GP I, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) NA
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 1,172,162
9 Sole Dispositive Power -0-
10 Shared Dispositive Power 1,172,162

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,172,162
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 5.62%
14	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. 161048103

1	Name of Reporting Person. Allan W. Karp
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 201,274
8 Shared Voting Power 1,172,162
9 Sole Dispositive Power 201,274
10 Shared Dispositive Power 1,172,162

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,373,436
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 6.58%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 161048103

1	Name of Reporting Person. Christopher K. Reilly
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,641
8 Shared Voting Power 1,172,162
9 Sole Dispositive Power 3,641
10 Shared Dispositive Power 1,172,162

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,803
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 5.63%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 161048103

1	Name of Reporting Person. William P. Logan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 1,085
8 Shared Voting Power -0-
9 Sole Dispositive Power 1,085
10 Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 0.0052%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 1 TO SCHEDULE 13D

This amendment (“Amendment No. 1”) amends the Schedule 13D filed on November 18, 2008 by KarpReilly Capital Partners, L.P., a Delaware limited partnership (“KarpReilly LP”), KarpReilly GP I, LLC, a Delaware limited liability company (“KarpReilly GP”), Allan W. Karp, a citizen of the United States of America (“Allan Karp”), Christopher K. Reilly, a citizen of the Unites States of America (“Christopher Reilly”), and William P. Logan, a citizen of the Unites States of America (“William Logan”, and together with KarpReilly LP, KarpReilly GP, Allan Karp and Christopher Reilly, collectively, the “Reporting Persons”), with the United States Securities and Exchange Commission with respect to the shares of Common Stock, $0.01 par value per share (the “Common Shares”), of Charlotte Russe Holding, Inc. (the “Issuer”), which has its principal executive offices at 4645 Morena Boulevard, San Diego, CA 92117. Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to clarify that 1,500 of the Common Shares beneficially owned by Allan Karp are held in trust for family members.

Item 4.	Purpose of Transaction

The last paragraph of Item 4 is hereby deleted and replaced with the following:

On November 19, 2008, the Board of Directors of the Issuer sent a letter to KarpReilly LP and H.I.G. Capital, LLC (“HIG”) denying KarpReilly LP’s and HIG’s request for access to due diligence material in furtherance of a proposed acquisition of the Issuer for cash at a valuation range of between $9.00 and $9.50 per share. In light of this rejection, KarpReilly LP and HIG are withdrawing their proposal to pursue an acquisition of the Issuer on the indicated terms.

The Reporting Persons intend to continue to evaluate their investment in and plans with respect to the Issuer in light of all relevant factors, including the Issuer’s rejection of KarpReilly LP’s and HIG’s proposal, information available to the Reporting Persons concerning the Issuer, conditions in the specialty retail environment and the U.S. economy generally, and other investment opportunities available to the Reporting Persons, and may change their plans at any time. Depending on relevant factors at the time, future plans or proposals of the Reporting Persons could include: additional purchases of Common Shares, either in the open market or privately negotiated purchases; resubmitting to the Issuer a proposed acquisition of the Issuer for cash, and actions designed to cause the Issuer’s Board of Directors to provide the Reporting Persons access to financial and other information and to negotiate with the Reporting Persons with respect to any subsequent proposal; seeking to replace members of the Issuer’s Board of Directors either in furtherance of the Board of Directors’ consideration of a potential sale of the Issuer or to continue to operate as a public company under different direction; participating in, and/or influencing, the outcome of any proxy solicitation; commencing a tender offer for some or all of the Common Shares; engaging in discussions with other shareholders of the Issuer concerning any of the foregoing; abandoning efforts to acquire or influence the direction of the Company and/or disposing of some or all of the Reporting Person’s Common Shares in either open market or privately negotiated transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

(a), (b) 1,500 of the Allan Karp Shares are held in trust for certain family members.

(c) The Reporting Persons have not effected any transactions during the past sixty (60) days other than those previously reported on the Schedule 13D.

(d) The family members for whom the 1,500 Allan Karp Shares are held in trust have the joint right to receive or the power to direct, along with Allan Karp, the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above. Other than such Allan Karp family members with respect to such Allan Karp Shares, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: November 24, 2008

KARPREILLY CAPITAL PARTNERS, L.P.
By:	KARP REILLY GP I, LLC, its general partner

	By:	/s/ Allan W. Karp
	Name:	Allan W. Karp
	Title:	Manager

KARPREILLY GP I, LLC

	By:	/s/ Allan W. Karp
	Name:	Allan W. Karp
	Title:	Manager

/S/ ALLAN W. KARP
ALLAN W. KARP

/S/ CHRISTOPHER K. REILLY
CHRISTOPHER K. REILLY

/S/ WILLIAM P. LOGAN
WILLIAM P. LOGAN